UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*




                          EFI Electronics Corporation
                                (Name of Issuer)




                         Common Stock, $.0001 par value



                         (Title of Class of Securities)




                                   268428-20-8




                                 (CUSIP Number)



                             Richard G. Brown, Esq.
                      Kimball, Parr, Waddoups, Brown & Gee
                                 P.O. Box 11019
                            Salt Lake City, UT 84147
                            Telephone: (801) 532-7840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 27, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 268428-20-8                                        Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard D. Clasen; SSN: ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     OO; PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States


                    7    SOLE VOTING POWER

                         234,051
   NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY              123,748
      EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               234,051

                    10   SHARED DISPOSITIVE POWER

                         123,748

11   GATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     357,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
     EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     8.4%

14   TYPE OF REPORTING PERSON*

     IN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP NO. 268428-20-8                                       Page 3 of 5 Pages

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities: Common stock, $0.0001 par value (the "Common Stock")

         (b)  Name of Issuer: EFI Electronics Corporation (the "Issuer").

         (c)  Address of Issuer's Principal Executive Offices:   2415 South 2300
              West, Salt Lake City, UT 84119

Item 2.  Identity and Background

         (a)  Name:  Richard D. Clasen (the "Reporting Person")

         (b)  Business address:  2415 South 2300 West,  Salt Lake City, UT 84119

         (c) Present principal occupation or employment: President and CEO of the Issuer

         (d) Criminal Proceedings: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Civil Proceedings: The Reporting Person has not been a party to a civil proceeding involving federal or state securities laws as described in the instructions for Item 2(e) of Schedule 13D, during the last five years.

         (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration

         On July 26, 1996, the Reporting Person used personal funds to purchase 23,748 shares of the Common Stock at a purchase price of $1.05 per share. Such sale to the Reporting Person was authorized by the Issuer's Board of Directors on July 26, 1996 and payment therefor was received on August 9, 1996, however, the stock was not issued until September 27, 1996 because the issuance of the stock was conditioned upon a favorable outcome of a NASDAQ hearing on capitalization compliance issues.

         On September 20, 1996, the Reporting Person used funds that were withdrawn from his IRA account to purchase 66,667 shares of the Common Stock at a purchase price of $.90 per share. Also on September 20, 1996, the Reporting Person used personal funds to purchase 100,000 shares of the Common Stock at a purchase price of $.90 per share.

Item 4.  Purpose of Transaction

         The shares of the Common Stock issued to the Reporting Person were issued in connection with a private offering.

         The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

                                SCHEDULE 13D
CUSIP NO. 268428-20-8                                         Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 357,799 shares, which represents 8.4% of the outstanding shares of the Issuer.

         (b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 234,051 shares of the Common Stock, of which 50,000 shares of the Common Stock are subject to currently exercisable options. The Reporting Person shares the power to vote, direct the vote, dispose and direct the disposition of 123,748 shares of the Common Stock with his spouse, Barbara J. Clasen. Mrs. Clasen is not employed outside the home, has not been convicted in a criminal proceeding during the last five years, has not been a party to any civil proceedings during the last five years and is a U.S. citizen.

         (c) On September 20, 1996, the Reporting Person used funds that were withdrawn from his IRA account to purchase 66,667 shares of the Common Stock at a purchase price of $.90 per share. Also on September 20, 1996, the Reporting Person used personal funds to purchase 100,000 shares of the Common Stock at a purchase price of $.90 per share.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 234,051 shares of the Common Stock. No person other than the Reporting Person and Mrs. Clasen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 123,748 shares of the Common Stock

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Of the shares of the Common Stock of which the Reporting Person has sole voting and dispositive power, 100,000 shares are pledged to the Issuer to secure the purchase price thereof.

Item 7.  Material to Be Filed as Exhibits

         None.

                                     SCHEDULE 13D


CUSIP NO. 268428-20-8                                        Page 5 of 5 Pages

                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 1, 1996                        /s/ RICHARD D. CLASEN
Date                                   Richard D. Clasen